EXHIBIT 11.1

STATEMENT OF COMPUTATION OF NET EARNINGS PER SHARE

	Shares	Earnings Per Share
	Year Ended December 31, 2006
Basic Weighted Average Shares Outstanding	1,359,055	$0.54

Effect of Dilutive Options	24,724

Average Shares Outstanding	1,383,779	$0.53

	Year Ended December 31, 2005
Basic Weighted Average Shares Outstanding	1,055,396	$0.99

Effect of Dilutive Options	—

Average Shares Outstanding	1,055,396	$0.99

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